  CANAGOLD RESOURCES LTD.

Second Quarter Report

Management Discussion and Analysis

(expressed in United States dollars)

Three and Six Months ended June 30, 2021

CANAGOLD RESOURCES LTD.
(the “Company”)

Second Quarter Report

Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

CAUTION – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, if any, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements, other than as may be specifically required by applicable securities laws and regulations.

1.0
Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Canagold Resources Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021, the audited consolidated financial statements as at December 31, 2020 and 2019 and for the years then ended, all of which are available at the SEDAR website at www.sedar.com.

Financial information in this MD&A is prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) based upon the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is effective as of August 12, 2021 unless otherwise indicated.

1.1
Background

The Company was incorporated under the laws of British Columbia, and is engaged in the acquisition, exploration, development and exploitation of precious metal properties.

Effective December 8, 2020, the Company changed its name from Canarc Resource Corp. to Canagold Resources Ltd. and consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share. Share references presented in this MD&A have been retroactively adjusted to reflect the share consolidation.

As the Company is focused on its mineral exploration activities, there is no mineral production, sales or inventory in the conventional sense. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its property interests, confirmation of the Company’s interest in certain properties, and upon future profitable production or proceeds from the disposition thereof. Such exploration and development activities normally take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty at this time. Many of the key factors are outside of the Company’s control. As the carrying value and amortization of mineral property interests and capital assets are, in part, related to the Company’s mineral reserves and resources, if any, the estimation of such reserves and resources is significant to the Company’s financial position and results of operations.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.2
Overall Performance

The Company currently owns a direct interest in the precious metal properties, known as the New Polaris property (British Columbia), the Windfall Hills property (British Columbia) and the Fondaway Canyon and the Corral Canyon properties (Nevada) as well as a portfolio of nine other smaller exploration properties in Nevada, one in Idaho and one in Montana.

1.2.1
New Polaris property (British Columbia, Canada)

The Company owns a 100% interest in the New Polaris property, located in the Atlin Mining Division, British Columbia, which is subject to a 15% net profit interest and may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

On April 17, 2019, the Company filed on SEDAR its updated NI 43-101 report on The New Polaris Gold Project, British Columbia, Canada 2019 Preliminary Economic Assessment (the “Preliminary Economic Assessment”) by Moose Mountain Technical Services (“Moose Mountain”), using flotation/bio-oxidation and CIL leaching process.

The Preliminary Economic Assessment is based upon building and operating a 750 tonne per day gold mine using bio-oxidation followed by a leaching process to produce 80,000 ounces gold per year in doré bars at site. The updated parameters in the base case economic model includes a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz and all in sustaining cost US$510 per oz. The Preliminary Economic Assessment for the New Polaris project results in an estimated after-tax net present value of CAD$280 million using a discount rate of 5%, an estimated after-tax internal rate of return of 38%, and an estimated after tax pay-back period of 2.7 years. The Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability and there is no certainty that the results of the Preliminary Economic Assessment will be realized.

A detailed discussion of the Preliminary Economic Assessment can be found under “Extract of Selected Sections of the New Polaris Preliminary Economic Assessment Report” on pages 14-33 of the Annual Information Form dated March 20, 2021 and filed on SEDAR on March 31, 2021.

Readers are cautioned that the effective date of Preliminary Economic Assessment for New Polaris is February 28, 2019 (the “Effective Date”). Accordingly, the economic analysis contained in the Preliminary Economic Assessment is based on commodity prices, costs, sales, revenue, and other assumptions and projections that may significantly change from the Effective Date, including a gold price of US$1,300 per oz, CAD$/US$ foreign exchange rate of 0.77, and cash costs of US$433 per oz. Readers should not place undue reliance on the economic analysis contained in the Preliminary Economic Assessment because the Company cannot give any assurance that the assumptions underlying the report remain current.

The Qualified Person (“QP”) pursuant to NI 43-101 for the New Polaris Preliminary Economic Assessment is Marc Schulte, P. Eng.

In September 2020, the Company was granted a Multi Year Area Based Notice of Work Mineral and Coal Exploration Activities and Reclamation Permit by the BC Ministry of Energy, Mines and Petroleum Resources to conduct exploration work on the property. Site preparation and refurbishment was completed to facilitate environmental baseline study and infill drilling to advance to a feasibility study. In late 2020, the Company had initiated twelve months of continuous environmental baseline studies which are required for an Environmental Assessment Certificate application and which is a critical first step in advancing the project through the BC mine permitting process.

In May 2021, the Company mobilized its 47-hole, 24,000 meter infill drilling program designed to upgrade the Inferred Resources to an Indicated Resource category for inclusion in a future feasibility study. By late July 2021, 17 holes have been drilled with assay results being reported for 8 holes. Highlights from the assay results are as follows:

●
12.0 grams per tonne (gpt) gold (Au) over 3.0 meters (m) in hole 21-1737E1
●
24.2 gpt Au over 6.6 m in hole 21-1783E1
●
15.8 gpt Au over 13.0 m in hole 21-1783E2

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Including:
●
25.6 gpt Au over 6.3 m, and
●
20.4 gpt Au over 2.0 m
●
14.3 grams per tonne (gpt) gold (Au) over 2.7 meters (m) in hole 21-1783E3
●
30.8 grams per tonne (gpt) Au over 3.9m from 433.6m in hole 21-1783E5
o
including 48.9 gpt Au over 1.8m
●
16.0 gpt Au over 1.5m from 411.3m in hole 21-1783E6
●
15.3 gpt Au over 1.7 m in hole 21-1829E1
●
11.6 gpt Au over 5.1m from 464.9m in hole 21-1829E2

The infill drill holes continue to deliver gold grades and mineralized widths at a spacing that is supportive of the resource model going forward and achieving the goal of upgrading the resource category from inferred to at least indicated levels in places. All of the results reported so far are within the parameters of a minimum mining width of 2 meters at a diluted cut-off grade of 4.0 gpt Au for drill intervals that are considered part of the mine plan in the Preliminary Economic Assessment.

Two deeper exploration holes of approximately 1,000 m in length will be drilled as part of the program to test between 200 to 250 m down plunge of the modeled extent to the gold mineralization. These will be the deepest holes drilled on the project to date and the results will serve to guide the design of future drill programs and to expand the mineralized zone.

During the six months ended June 30, 2021, the Company incurred $2.1 million for its drilling program and environmental monitoring and camp site renovations.

Further details of the 2021 drilling program are provided in the Company’s news releases:
●
News release dated July 6, 2021 and titled, “Canagold Announces Initial 2021 Drill Results From New Polaris Project Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m”;
●
News release dated July 19, 2021 and titled, “Canagold Announces Additional Results From New Polaris Drill Program Including 14.3 gpt Au Over 2.7 m and 15.3 gpt Au Over 1.7 m”; and
●
News release dated July 27, 2021 and titled, “Canagold Drills 30.8 gpt Gold Over 3.9 Meters at New Polaris Project”.

1.2.2
American Innovative Minerals, LLC

1.2.2.a
Purchase Agreement with American Innovative Minerals, LLC

In 2017, the Company closed a Membership Interest Purchase Agreement (the “Membership Agreement”) with American Innovative Minerals, LLC (“AIM”) and securityholders of AIM (“the AIM Securityholders”) to acquire either a direct or indirect 100% legal and beneficial interests in mineral resource properties located in Nevada, Idaho and Utah (USA) for a purchase price of $2 million in cash and honouring pre-existing NSRs.

AIM owns 10 gold properties in Nevada of which two properties (Fondaway Canyon and Dixie Comstock) contain historic gold resource estimates, and owns one gold property in Idaho, and has two royalty interests on other properties. These properties include the following.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.2.2.b
Fondaway Canyon and Dixie Comstock properties (Nevada, USA):

Fondaway Canyon is an advanced exploration stage gold property located in Churchill County, Nevada. The land package contains 136 unpatented lode claims. The property has a history of previous surface exploration and mining in the late 1980s and early 1990s. The Fondaway Canyon district consists of shear-zone style gold mineralization developed along 3.7 km of strike with a width of up to 900 m. Multiple exploration targets exist along major structural zones, and mineralization is locally concealed by alluvial cover.

On May 1, 2017, the Company filed on SEDAR a Technical Report for the Fondaway Canyon Project prepared by Techbase International, Ltd (“Techbase”) of Reno, Nevada and effective April 3, 2017. The resource estimate was prepared by Michael Norred, SME Registered Member 2384950, President of Techbase, and Simon Henderson, MSc, MAusIMM CP 110883 (Geology), Consulting Geologist with Wairaka Rock Services Limited of Wellington, New Zealand, both Qualified Persons (“QP”), as such term is defined under NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The resource estimate in the technical report included an estimated 409,000 indicated ounces of gold and an estimated 660,000 inferred ounces of gold grading an estimated 6.18 g/t and 6.40 g/t, respectively.

Fondaway Canyon project bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an initial amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 was outstanding upon the closing of the Membership Agreement in 2017, and a balance of $285,000 remains payable as at June 30, 2021. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

A detailed discussion of the Technical Report for the Fondaway Canyon Project can be found under “Mineral Resource Estimates” on pages 35-37 of the Annual Information Form dated March 20, 2021 and filed on SEDAR on March 31, 2021.

Dixie Comstock, also located in Churchill County, Nevada, consists of 26 unpatented lode claims. The property contains a range-front epithermal gold deposit with a non-43-101 compliant resource of 146,000 ounces of gold at 1.063 grams per tonne Au.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada, (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments totalling $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

Getchell completed a six hole, 1,996 metre diamond drill program in 2020. Further details of the drilling program by Getchell for the Fondaway Canyon project are provided in the Company’s news releases:
●
News Release dated January 27, 2021 and titled, “Canagold Optionee Getchell Gold Corp. Reports Broad High-Grade Gold Drill Intercepts at Fondaway Canyon, Nevada”; and
●
News Release dated February 10, 2021 and titled, “Canagold Optionee Getchell Gold Extends Gold Mineralization Zones at Fondaway Canyon Project, Nevada”.

In June 2021, Getchell commenced a 4,000 metre drilling program.

1.2.2.c
Silver King (Nevada, USA)

Silver King property is located in Humboldt County, Nevada on 4 patented claims in the Iron Point mining district near Golconda Summit. Previous exploration focused on low grade gold values but the property was never been explored for silver.

On October 25, 2018, the Company entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., (“Brownstone Ventures”) on the Company’s wholly owned Silver King patented claim group located in Humboldt County, Nevada. Under the terms of the ten-year agreement, the Company will receive annual payments of $12,000 plus an option exercise payment of $120,000. Upon exercise of the option, the Company will retain a 2% NSR royalty on the property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for $1 million. The Silver King property is a non-core asset in the Company’s Nevada property portfolio.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.2.2.d
Lightning Tree (Idaho, USA)

Lightning Tree property is located in Lemhi County, Idaho, on 4 unpatented claims near the Musgrove gold deposit.

On September 10, 2020, the Company entered into a mineral property option agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. Over a three year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three year period and issue 2.5 million common shares and 2.5 million warrants over a two year period, and shall incur aggregate exploration expenditures of at least $4 million over a three year period. If Ophir fails to incur the exploration expenditure, the property reverts back to the Company. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will revert back to the Company.

1.2.3
Windfall Hills property (British Columbia, Canada)

The Windfall Hills gold project is located 65 km south of Burns Lake, readily accessible by gravel logging roads and a lake ferry crossing in the summer-time, or by charter aircraft year-round. The project consists of the Atna properties, comprised of 2 mineral claims totalling 959 hectares and the Dunn properties, comprised of 8 mineral claims totalling 2820 hectares.

In April 2013, the Company acquired 100% undivided interests in the two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

In the third quarter of 2020, the Company completed a Phase 2 diamond drill program. Six drill holes were completed for a total of 1,500 meters of core over an area of 30 hectares designed to follow up from gold-silver mineralization intersected in the 2014 Phase 1 drill holes. Further analysis of the structural and lithological controls on mineralization are needed to determine the next steps for the Windfall Hills property. The Company may seek a partner to advance the project.

Further details of the drilling program for the Windfall Hills project are provided in the Company’s news release dated October 21, 2020 and titled, “Canarc Announces Results of its Special General Meeting of Shareholders Approving Upsized Financing Totaling CAD$8.4 Million”.

1.2.4
Princeton property (British Columbia, Canada)

The Princeton gold property consists of 22 mineral claims over 14,650 hectares located 35 kilometers (km) south of Princeton, British Columbia, and is readily accessible by road. The property contains quartz veins with high grade gold (> 10 g/t) hosted in Triassic Nicola Group metasedimentary and metavolcanic rocks intruded by undated granitic dikes and stocks.

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; granting a 1% NSR to Universal which can be acquired for CAD$1 million; and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9%. Damara shall incur exploration expenditures of CAD$300,000 by December 31, 2020.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.2.5
Hard Cash and Nigel (Nunavut, Canada)

Hard Cash is located 400 km west of Arviat, Nunavut on the shores of Ennadai Lake. There is an all-weather gravel strip at Ennadai Lake Lodge, 25 km south-southwest of the property and local access is by float plane or helicopter. Nigel is located 15 km west of Hard Cash. Hard Cash is underlain by the Ennadai Greenstone Belt of the Churchill Province. Gold mineralization at Hard Cash and Nigel occurs in high grade quartz veins and lower grade shear zones hosted by basal mafic volcanics overlain by felsic volcanics metamorphosed to upper greenschist/lower amphibolite facies and intruded by granite.

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company had an option to earn 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

In the third quarter of 2020, the Company completed a Phase 1, 7-hole 1,000 meter reverse circulation (“RC”) drill program on the priority targets at the Swamp and Dryland showings. The results of the RC drilling confirmed a significant strike length to the previously identified gold mineralization of at least 1.5 km. However the grades and widths of mineralized intervals were not indicative of a significantly mineralized system. Based on this outcome, the Company has taken the decision not to proceed further with the option agreement with Silver Range for Hard Cash and Nigel properties, and accordingly wrote off its interests in 2020.

Further details of the drilling program for the Hard Cash project are provided in the Company’s news release dated November 17, 2020 and titled, “Canarc Reviews Exploration Results, Terminates Option Agreement on Hard Cash and Nigel Properties in Nunavut”.

1.2.6
Corral Canyon property (Nevada, USA)

Corral Canyon property lies 35 km west of the town of McDermitt in Humboldt County along the western flank of the McDermitt caldera complex, an area of volcanic rocks that hosts significant lithium and uranium mineralization in addition to gold. It contains volcanic-hosted, epithermal, disseminated and vein gold mineralization evidenced by previous drilling.

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

In November 2019, a five hole, 1600 meter drilling program was completed. Further details of the drilling program for the Corral Canyon project are provided in the Company’s news release dated November 28, 2019 and titled, “Canarc Completes Phase 1 Drill Program at Corral Canyon, Nevada”.

The Company is seeking a partner to drill identified targets on the property.

1.2.7
Eskay Creek property (British Columbia, Canada)

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. In October 2020, Skeena exercised its right to earn Barrick’s 66.67% interest in the property. The Company had written off the property in 2005.

Garry Biles, PEng, President and Chief Operating Officer of the Company, was the qualified person, as defined by National Instrument 43-101, and had approved the technical information from the drilling programs for the New Polaris, Windfall Hills and Hard Cash projects.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Other Matters

In July 2021, Mr. Knox Henderson was appointed Vice-President of Corporate Development for the Company.

1.3
Results of Operations

Second Quarter of Fiscal 2021 – Six months ended June 30, 2021 compared with June 30, 2020

The Company incurred a net loss of $1.2 million for the six months ended June 30, 2021 which is significantly higher than the net loss of $346,000 for the same period in 2020, with the former having higher operating expenses coupled with fair value losses from marketable securities in 2021. Net losses were impacted by different functional expense items.

The Company has no sources of operating revenues. Operating losses were incurred for ongoing activities of the Company in acquiring and exploring its mineral property interests, advancing the New Polaris property, and pursuing mineral projects of merit.

Amortization is for the leasehold improvements and office furnishings and equipment as well as for the right of use asset. The fair value of the right to use asset was significant in comparison to the other equipment categories. There were equipment acquisitions in 2021and 2020, which would generally lead to higher amortization in subsequent periods.

In the first and second quarters of 2021, negligible expenses were incurred for corporate development, as the primary focus was preparatory work, mobilization and management of the drilling program for New Polaris and ongoing baseline environmental studies. This compares to 2020 where technical management review and associated expenses were incurred on new projects in the US and Canada.

Remuneration for employees for the first half of 2021 was $220,000, which is $26,000 higher than the comparative period in 2020. A new technical senior officer was employed in June 2020. No director stipends were payable in the first and second quarters of 2020 but were reinstated for the third quarter of 2020 based upon a fixed quarterly amount rather than a matrix involving Board committee appointments, and continued into the first and second quarters of 2021. In April 2021, the Company approved nominal increases in remuneration to two senior officers which were retroactive to January 1, 2021.

Overall general and administrative expenses were higher in the 2021 second quarter relative to prior quarters in 2021 and 2020 with segment differences. Except for foreign exchange translational effects, general and administrative and regulatory expenses do not tend to fluctuate markedly given their fixed nature but increased in the second quarter as the Company normally holds its annual general shareholders meeting in June of each fiscal year. Office and sundry expenses include cloud server costs which increased in 2021 as additional features were needed to support operations and exploration activities as well as additional costs for server migration which were necessitated to comply with jurisdictional licensing rights. Premiums for directors and officers liability insurance have escalated due to mitigating factors within the insurance industry and also the additional liability insurance coverage as the Company progresses with the advancement of the New Polaris project. Office rent would only fluctuate due to changes in operating costs and property taxes but such amount increased effective August 2020 pursuant to the office lease.

Given the global pandemic of COVID 19, shareholder relations efforts were kept to a reduced level in the latter half of the first quarter of 2020 with associated reduction in the part-time shareholder communications consultant. In the third quarter of 2020, shareholder relations increased significantly to raise the profile and market awareness of the Company to support the Company’s CAD$8.4 million financing and which continued into the fourth quarter, as commodity prices increased and the mobilization of drilling programs for two of its mineral properties and its financing and proposed corporate restructuring in part to advance the Company’s New Polaris project. These heightened expenses continued into the first half of 2021.

Share-based payments for stock options are calculated using the Black-Scholes option pricing model and recognized over their vesting period and will generally be higher in periods when grants take place. In the second quarter of 2021, 3.6 million stock options were granted which significantly increased share based payments relative to prior comparative quarters in 2021 and 2020.

Modest levels of interest income is earned on the Company’s premium investment savings account which is interest bearing. The Company’s cash resources are expended on mineral exploration and operating activities, given the Company does not have any sources of revenues or operating cash inflows, which can be expected to reduce interest bearing investments. As cash resources are expended, interest income can be expected to be commensurately lower. During the latter part of the first quarter of 2020 and into the second and third quarters, interest rate fell further causing interest income to be lower than comparable prior quarters. Funds from the private placements which closed in October and November 2020 marginally improved low interest bearing investments in the fourth quarter of 2020 and continued into the first and second quarters of 2021.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Foreign currency translation adjustments arise from fluctuations of the US$, the Company’s reporting and presentation currency, relative to the CAD$ which is the Company’s functional currency. The weakened CAD$ relative to the US$ resulted in the foreign exchange loss in the first quarter of 2020 but reversed in the remaining quarters as the CAD$ strengthened. The CAD$ continued to show strength in the first and second quarters of 2021 and reaching new multi year highs for the CAD$ relative to the US$.

Change in the fair value of marketable securities is attributable to disposition of marketable securities, the quoted market price changes in investments in shares, and impairment if any. In the first quarter of 2020, the COVID 19 pandemic has caused adverse global economic impact with similar negative effects to capital markets, resulting in reductions in the fair values of the Company’s marketable securities. Precious metal prices surged in the remaining quarters in 2020 reaching new highs, causing the market prices of certain investments to significantly increase by 2020 year end and the recognition of net earnings in the fourth quarter. This was also compounded by the substantial number of shares which the Company received for the various properties which were optioned or sold to other parties as the fair values of such shares were $1.3 million at 2020 year end. In the third quarter of 2020, the Company was active in disposing and realizing gains from one of its investments. The value of the Company’s portfolio of shareholdings fell significantly in the first quarter of 2021 resulting in unrealized holding losses. The Company did dispose of shares of one of its investments which increased in value in the first quarter of 2021. Losses in fair values of marketable securities were nominal in second quarter of 2021 given a quoted market value of about $1 million.

Interest expense was incurred and accrued for the buyout amount which the Company recognized as a deferred royalty liability upon the acquisition of AIM in March 2017 for the 3% NSR for the Fondaway Canyon project; the original buyout amount was $600,000. Advance royalty payments of $35,000 are due and payable by July 15th of each year until the buyout amount has been fully paid for the 3% NSR for the Fondaway Canyon project. Interest expense shall continue to be incurred until the buyout amount has been fully paid by the annual advance royalty payments. Interest expense is also recognized for fair value of the lease liability for right of use asset for its office facilities, over the term of the lease which expires in July 2022. Periodic installment payments would reduce the recognition of interest expense during the term of these financial obligations. Interest expenses can be expected to decrease in each subsequent quarter of payments are being made.

Mineral property write offs were for ancillary costs for property interests which were optioned or assigned to others.

Flow through financing costs in the fourth quarter of 2020 was attributable to the tax payable for Part XII.6 tax for using the look back rule for qualified exploration expenditures and which was paid in 2021.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

The Company terminated the property option agreement for the Hard Cash and Nigel properties, and accordingly wrote off its interests in the third quarter of 2020. The cash and fair values of the shares and warrants received in the fourth quarter of 2020 for the Princeton, Silver King and Lightning Tree properties would offset the write off.

The income tax recovery in 2020 is the allocation of the premium in the flow through private placement which closed in July 2019 on a pro rata basis of qualified exploration expenditures incurred during the period. Income tax recovery was recognized for the pro rata flow through exploration expenditures incurred in 2020 as the Company was initiated and completed its drilling programs for Windfall Hills and Hard Cash properties, especially in the third quarter with active drilling programs. The premium was fully allotted in 2020.

As at June 30, 2021, the Company has mineral property interests which are comprised of the following:

	Canada		USA
($000s)	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total

Acquisition Costs:

Balance, December 31, 2020	$3,927	$368	$1,641	$25	$5,961
Additions	13	-	-	-	13
Foreign currency translation adjustment	5	10	45	1	61
Balance, June 30, 2021	3,945	378	1,686	26	6,035

Deferred Exploration Expenditures:

Balance, December 31, 2020	6,683	1,046	1,573	557	9,859
Additions	2,065	10	14	1	2,090
Recoveries	-	-	(10)	-	(10)
Foreign currency translation adjustment	253	28	43	15	339
Balance, June 30, 2021	9,001	1,084	1,620	573	12,278

Mineral property interests:
Balance, December 31, 2020	$10,610	$1,414	$3,214	$582	$15,820
Balance, June 30, 2021	12,946	1,462	3,306	599	18,313

For the six months ended June 30, 2021, the Company expended $2.1 million in exploration expenditures for its New Polaris property primarily for the 24,000 metre, 47 hole drilling programs which mobilized in May 2021 and its continuous monthly environmental baseline studies and camp site renovations.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.4
Summary of Quarterly Results (Unaudited)

The following table provides selected financial information of the Company for each of the last eight quarters ended at the most recently completed quarter, June 30, 2021. All dollar amounts are expressed in U.S. dollars unless otherwise indicated.

(in $000s except	2021		2020				2019
per share amounts)	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30

Total revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income (loss) before
discontinued operations and
extraordinary items:
(i) Total	$(642)	$(517)	$95	$(1,457)	$(49)	$(297)	$(341)	$(186)
(ii) Basic per share	$(0.01)	$(0.01)	$-	$(0.03)	$-	$(0.01)	$(0.01)	$-
(iii) Fully diluted
per share	$(0.01)	$(0.01)	$-	$(0.03)	$-	$(0.01)	$0.01	$-

Net income (loss):
(i) Total	$(642)	$(517)	$95	$(1,457)	$(49)	$(297)	$(341)	$(186)
(ii) Basic per share	$(0.01)	$(0.01)	$-	$(0.03)	$-	$(0.01)	$(0.01)	$-
(iii) Fully diluted
per share	$(0.01)	$(0.01)	$-	$(0.03)	$-	$(0.01)	$0.01	$-

Total assets	$24,234	$23,404	$23,640	$18,163	$17,208	$16,612	$18,314	$18,189
Total long-term liabilities	$133	$130	$136	$130	$164	$162	$162	$161
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

The $1.1 million write off of the Hard Cash and Nigel properties in the third quarter of 2020 contributed to a higher net loss than other quarters.

The Company realized recoveries from its mineral property interests in the fourth quarter of 2020 which contributed to the net income in the quarterly period; the recoveries were attributable to the option agreements for the Fondaway Canyon and Dixie Comstock properties to Getchell, Silver King property to Brownstone and Lightening Tree property to Ophir, and the assignment agreement for Princeton property to Damara, whereby cash and marketable securities and warrants were received in that quarter.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.5
Liquidity

The Company is in the exploration stage and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production. The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future except as disclosed in this MD&A and in its regulatory filings. Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration and development programs and overall market conditions for smaller mineral exploration companies. Since its incorporation in 1987, the Company has endeavored to secure mineral property interests that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects. To that end, the Company has expended its funds on mineral property interests that it believes have the potential to achieve cash flow within a reasonable time frame. As a result, the Company has incurred losses during each of its fiscal years since incorporation. This result is typical of smaller exploration companies and will continue unless positive cash flow is achieved.

The following table contains selected financial information of the Company’s liquidity:

	June 30,	December 31,
($000s)	2021	2020

Cash	$4,346	$6,117
Working capital	4,740	7,347

Ongoing operating expenses continue to reduce the Company’s cash resources and working capital, as the Company has no sources of operating revenues.

During the six months ended June 30, 2021, the Company received proceeds of $137,600 from the exercise of stock options and proceeds of $87,000 from the disposition of marketable securities. In July 2021, proceeds of CAD$82,500 were received from the exercise of 210,000 stock options and CAD$90,500 from exercise of 301,624 warrants.

In the past, the Company has entered into a number of option agreements for mineral properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements. Under Item 1.7, further details of contractual obligations are provided as at June 30, 2021. The Company will continue to rely upon equity financing as its principal source of financing its projects.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.6
Capital Resources

At June 30, 2021, to maintain its interest and/or to fully exercise the options under various property agreements covering its property interests, the Company must incur exploration expenditures on the properties and/or make payments in the form of cash and/or shares to the optionors as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris:
Net profit interest reduction or buydown	$-	$-	$-	150,000

Fondaway Canyon:
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	2,000	-	-

Windfall Hills:
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

Princeton: (3)
Buyout provision for net smelter return of 1%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-

	$3,000	$2,500	$35	150,000

(1)
Advance royalty payments of $285,000 remain payable as at June 30, 2021 with annual payments of $35,000. Pursuant to the option agreement, Getchell is obligated to pay the annual advance royalty; Item 1.2.2.a provides further details.

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

(3)
In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara (Item 1.2.4).

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Certain amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5.

The following schedule provides the contractual obligations related to the basic office lease for its Vancouver, BC office and the advance royalty payments for the Fondaway Canyon property as at June 30, 2021:

			Payments due by Period					Payments due by Period
			(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$52	$48	$4	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	285	35	105	105	40

Total	$52	$48	$4	$-	$-	$285	$35	$105	$105	$40

The Company will continue to rely upon debt and equity financings as its principal sources of financing its projects and for working capital.

1.7
Off-Balance Sheet Arrangements

At the discretion of the Board, certain stock option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options that represent the share appreciation since granting the stock options.

1.8
Transactions with Related Parties

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Except as disclosed elsewhere in the MD&A, the Company had the following general and administrative costs with related parties during the six months ended June 30, 2021 and 2020:

				Net balance receivable (payable)
		Six months ended June 30,	June 30,	December 31,
	2021	2020	2021	2020

Key management compensation:
Executive salaries and remuneration (1)	$279	$220	$-	$118
Directors fees	13	-	-	-
Share-based payments	332	62	-	-
	$624	$282	$-	$118

Net office, sundry, rent and salary allocations recovered from (charged by) company(ies) sharing certain common director(s) (2)	$5	$2	$(2)	$1

(1)
Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2)
The companies include Aztec Minerals Corp. (“AzMin”), which share one common director, and AzMet.

The above transactions are incurred in the normal course of business.

1.9
Proposed Transactions

There are no proposed material asset or business acquisitions or dispositions, other than those in the ordinary course of business and other than those already disclosed in this MD&A, before the board of directors for consideration, and other than those already disclosed in its regulatory and public filings.

1.10
Critical Accounting Estimates and Judgements

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

The Company applies judgment in assessing the functional currency of each entity consolidated in the financial statements.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

Acquisition costs of mineral properties and exploration and development expenditures incurred thereto are capitalized and deferred. The costs related to a property from which there is production will be amortized using the unit-of-production method. Capitalized costs are written down to their estimated recoverable amount if the property is subsequently determined to be uneconomic. The amounts shown for mineral property interests represent costs incurred to date, less recoveries and write-downs, and do not reflect present or future values.

At the end of each reporting period, the Company assesses each of its mineral properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

1.11
Changes in Accounting Policies including Initial Adoption

New Accounting Pronouncements

The Company did not early adopt any recent pronouncements as disclosed in Note 2(f), “New accounting standards and recent pronouncements”, of the audited consolidated financial statements for the year ended December 31 2020 which are available at the SEDAR website at www.sedar.com.

1.12
Financial Instruments and Other Instruments

IFRS 9 Financial Instruments:

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Management of Financial Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

The fair value hierarchy categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, and flow through premium liability approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Certain other marketable securities are measured using Level 3 of the fair value hierarchy. The fair value of deferred royalty and lease liabilities approximate their carrying values as they are at estimated market interest rates using Level 2 inputs.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at June 30, 2021, the Company had a working capital of $4.7 million (December 31, 2020 – $7.3 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2021.

The following schedule provides the contractual obligations related to the deferred royalty payments for the Fondaway Canyon project and office lease obligations as at June 30, 2021:

			Payments due by Period					Payments due by Period
			(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$52	$48	$4	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments (1)	-	-	-	-	-	285	35	105	105	40

Total	$52	$48	$4	$-	$-	$285	$35	$105	$105	$40

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payable, if any, are due on demand.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	June 30,	December 31,
	2021	2020

Cash	$3,893	$5,622
Marketable securities	1,022	1,323
Receivables	8	87
Accounts payable and accrued liabilities	(1,032)	(308)
Lease liability	(38)	(51)

Net financial assets (liabilities)	$3,853	$6,673

Based upon the above net exposure as at June 30, 2021 and assuming all other variables remain constant, a 5% (December 31, 2020 – 15%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $193,000 (December 31, 2020 - $1.0 million) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the promissory notes receivable and notes payable, if any, are stated at fixed interest rates.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at June 30, 2021 and assuming all other variables remain constant, a net increase or decrease of 50% (December 31, 2020 - 80%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $511,000 (December 31, 2020 - $1.1 million).

1.13
Other MD&A Requirements

1.13.1
Other MD&A Requirements

Additional information relating to the Company are as follows:

(a)
may be found on SEDAR at www.sedar.com;

(b)
may be found in the Company’s annual information form; and

(c)
is also provided in the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and audited consolidated financial statements for the years ended December 31, 2020 and 2019.

1.13.2
Outstanding Share Data

The Company’s authorized share capital consists of unlimited number of common shares without par value.

Effective December 8, 2020, the Company consolidated its share capital on the basis of five pre consolidation common shares for one post share consolidation share.

Changes in the Company’s share capital for the six months ended June 30, 2021 are as follows:

	Number of Shares	Amount
		(in $000s)

Balance at December 31, 2020	70,251,239	$73,595
Issued:
Exercise of stock options	440,000	257
Exercise of share appreciation rights	104,884	56
Share issuance expenses	-	(14)
Balance at June 30, 2021	70,796,123	$73,894

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

In January 2021, stock options for 210,000 common shares were cancelled for the exercise of share appreciation rights for 104,884 common shares at a fair value of CAD$0.68 per share. During the six months ended June 30, 2021, stock options for 440,000 common shares were exercised for proceeds of $137,600 and $119,400 was reallocated from reserve for share-based payments to share capital.

In July 2021, stock options for 210,000 common shares were exercised for proceeds of CAD$82,500 and warrants for 301,624 common shares were exercised for proceeds of CAD$90,500

At August 12, 2021, there were 71,307,747 common shares issued and outstanding.

At June 30, 2021, the Company had outstanding stock options to purchase an aggregate 6,160,000 common shares as follows:

	June 30, 2021
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	3,210,000	$0.42
Granted	3,600,000	$0.50
Exercised	(440,000)	$0.39
Cancellation for share appreciation rights	(210,000)	$0.40
Outstanding balance, end of period	6,160,000	$0.47

Exercise price range		$0.25 - $0.55

In June 2021, the Company granted 3.6 million stock options to directors, officers and employees with an exercise price of CAD$0.50 and an expiry date of June 24, 2026, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter. In July 2021, the Company granted 715,000 stock options to an officer and a consultant with an exercise price of CAD$0.52 of which 500,000 stock options have an expiry date of July 12, 2026 and 215,000 stock option with an expiry date of July 12, 2023, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

 At August 12, 2021, stock options for 6,665,000 common shares remain outstanding of which 3,218,750 stock options are exercisable.

At June 30, 2021, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2020	Issued	Exercised	Expired	June 30, 2021

$0.30	July 23, 2021 (1)	301,624	-	-	-	301,624

$0.65	October 7, 2022 (2)	4,000,000	-	-	-	4,000,000

$0.65	November 12, 2022 (2)	6,500,000	-	-	-	6,500,000

$0.65	November 12, 2022 (2), (3)	385,200	-	-	-	385,200

		11,186,824	-	-	-	11,186,824

(1)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%. These warrants were exercised in July 2021.

(2)
If the closing market price of the common shares is at a price equal to or greater than CAD$1.00 for a period of 10 consecutive trading days on the Toronto Stock Exchange, the Company will have the right to accelerate the expiry date of the warrants by giving written notice to the warrant holders that the warrants will expire on the date that is not less than 30 days from the date notice is provided by the Company to the warrant holders.

(3)
As these warrants are agent’s warrants, a fair value of $126,560 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 105%, risk-free rate 0.26%, expected life 2 years, and expected dividend yield 0%.

At August 12, 2021, there were outstanding warrants for 10,885,200 common shares.

CANAGOLD RESOURCES LTD.
Management’s Discussion and Analysis
For the Three and Six Months ended June 30, 2021
(expressed in United States dollars)

1.14
Outlook

The Company will continue to depend upon equity financings to continue exploration work on and to advance its mineral property interests, and to meet its administrative overhead costs for the 2021 fiscal year. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

1.15
Risk Factors

A detailed discussion of the Company’s risks can be found below and under “Risk Factors Related to the Company’s Business” on pages 10-13 of the Annual Information Form dated March 20, 2021 and filed on SEDAR on March 31, 2021 and under “Risk Factors” in the MD&A as included in the Fourth Quarter Report for the year ended December 31, 2020 and filed on SEDAR on March 31, 2021.

Possible Dilution to Current Shareholders based on Outstanding Options and Warrants

At June 30, 2021, the Company had 70,796,123 common shares, and 6,160,000 outstanding share purchase options and 11,186,824 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for the Company’s shares. At June 30, 2021, securities that could be dilutive represented approximately 24.5% of the Company’s issued shares. Certain of these dilutive securities were exercisable at prices below the June 30, 2021 closing market price of CAD$0.52 for the Company’s shares, which accordingly would result in dilution to existing shareholders.

COVID-19 pandemic

The COVID-19 (the novel coronavirus) pandemic is having a material adverse effect on the global economy as well as caused volatility in the global financial markets. While the primary impact of COVID-19 on the Company and the global economy occurred over the past 18 months, the economic impact of COVID-19 and related government imposed restrictions remain a risk. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

1.16
Internal Controls over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICOFR”). Except as noted below, our ICOFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company recognizes that any controls and procedures, no matter how well conceived and operated, have inherent limitations. As a result, even those systems designed to be effective can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

In common with many other smaller companies, the Company has insufficient resources to appropriately review increasingly complex areas of accounting within the accounting function such as those in relation to financial instruments and deferred income tax. To remedy this material weakness in its ICOFR, the Company shall engage the services of an external accounting firm to assist in applying complex areas of accounting as and when needed.

Management concluded that the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 fairly present, in all material respects, the Company’s financial position and its financial performance for the period then ended.

Changes in Internal Controls over Financial Reporting

Except as disclosed above, the have been no changes in our internal control over financial reporting during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.